UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of September 2024
Commission File Number: 001-41327

GOGORO INC.

11F, Building C,
No. 225, Section 2, Chang’an E. Rd.
SongShan District, Taipei City 105
Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒    Form 40-F☐

EXPLANATORY NOTE
Internal Investigations and Change of Management and Board
Gogoro Inc. (the “Company”) conducted internal investigations into allegations in recent media reports that the Company incorporated imported components into certain of its vehicles in violation of the requirement of the Taiwan government that certain core components of the electric scooters shall be produced domestically in order to be qualified for the subsidies to purchasers. During such investigations, the Company has identified certain irregularities in supply chain which caused the Company to inadvertently incorporate certain imported components in some of its vehicles. The Company has reported the irregularities in supply chain to the local authorities and is fully cooperating with the local authorities in their investigations, while also continuing with its internal investigations. As the internal and external investigations are still ongoing, the Company cannot predict the final outcome of such investigations.
In an effort to show the Company’s resolution to fully cooperate with the local authorities, Mr. Horace Luke resigned from his positions as the Chief Executive Officer (the “CEO”), Chairman of the Board and Director of the Company, effective September 13, 2024.
The Board appointed Mr. Henry Chiang as the interim CEO, who will serve in such position until the Board appoints the next permanent CEO. Mr. Henry Chiang has served as the general manager of the Company since 2022 and head of GoShare team of the Company from 2018 to 2022. Prior to that, Mr. Chiang was head of operations at Foodpanda Taiwan from 2017 to 2018. Mr. Chiang holds a B.B.A. and an M.B.A. in Transportation and Communication Management Science from National Cheng Kung University.
The Board also appointed Mr. Tamon Tseng as the new director and Chairman of the Board to replace Mr. Luke. Mr. Tamon Tseng is currently serving as the chairman of Ruen Chen Investment Holding Co., Ltd. and a director of Nanshan Life Insurance Co., Ltd., Shen Chen Investment Co., Ltd., OBI Pharma Co., Ltd, TaiMed Biologics Co., Ltd. and Tanvex Biologics Inc. Mr. Tseng is also serving as the general counsel of Ruentex Group. Mr. Tseng holds a Bachelor of Law from National Chengchi University, a B.A. in Law from University of Cambridge and a Master of Law from University College London. Mr. Tseng is qualified as a Barrister-at-law of the Honorable Society of the Middle Temple.
Forward-Looking Statements
This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “going to,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern the Company’s expectations, strategy, priorities, plans or intentions. Forward-looking statements in this communication include, but are not limited to, the outcome of the investigations, as described above. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results are subject to risks and uncertainties that could cause actual results to differ materially from those projected. The forward-looking statements in this communication are based on information available to the Company as of the date hereof, and the Company disclaims any obligation to update any forward-looking statements, except as required by law.
Incorporation by Reference
This Form 6-K shall be deemed to be filed with the Securities and Exchange Commission and incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-264619), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gogoro Inc.

Date: September 13, 2024	/s/ Bruce Morrison Aitken
Bruce Morrison Aitken
Chief Financial Officer